SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Westell Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

957541204

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957541204	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS David Clinton Hoeft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 959,033
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 959,033
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 959,033
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* The percentages used in this Schedule 13G are calculated based upon the 11,902,811 shares of Class A Common Stock, $0.01 Par Value, issued and outstanding as of January 25, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on February 8, 2019.

CUSIP No. 957541204	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Westell Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

750 North Commons Drive

Aurora, IL 60504

Item 2(a).	Name of Person Filing:

David Clinton Hoeft

Item 2(b).	Address of Principal Business Office or, if None, Residence:

555 California Street, 40th Floor

San Francisco, CA 94104

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 Par Value

Item 2(e).	CUSIP Number:

957541204

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 959,033

(b)	Percent of class: 8.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 959,033

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 959,033

(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 957541204	13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 957541204	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

By:	/s/ David Clinton Hoeft
Name:	David Clinton Hoeft